Exhibit 10.45

Addendum to the Employment Agreement between Barry Diamond and SED International, Inc. dated September 11, 1999. This addendum is effective as of November 1, 2001.

I, Barry Diamond, consent freely and without duress to the reduction of my annual salary to $156,999.00. I choose to take this action at this time, however; this action does not preclude me from withdrawing my consent to this reduction in salary in the future.

By Employee

Name: /s/ Barry Diamond

Date:__11_/ 12/_01_

By SED International, Inc.

Name: __________________________

Date:____/_____/_____